EXHIBIT 99.1

Acasti Announces Third Quarter Results

LAVAL, Quebec, Jan. 13, 2015 (GLOBE NEWSWIRE) -- Acasti Pharma Inc. ("Acasti" or the "Corporation") (Nasdaq:ACST) (TSX-V:APO), an emerging biopharmaceutical company focused on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment and prevention of certain cardiometabolic disorders, announces its results for the three and nine-months ended November 30, 2014.

The Corporation has made important progress in its drug development program to obtain regulatory approval to distribute and market CaPre® as a prescription drug. Full data for Acasti's Pharmacokinetic (PK) trial was received in December 2014 and a complete set of data for the Phase II TRIFECTA trial is now expected by the end of February 2015.

In expectation of full TRIFECTA results being available soon, Acasti has contacted the US Food and Drug Administration (FDA) and requested a meeting to discuss next steps in the clinical development of CaPre®. The meeting is expected to take place in Acasti's first quarter ending May 31, 2015. Following the FDA meeting, Acasti expects to have a clearer picture on the projected timeline for its Phase III clinical trial.

"In preparation for Phase III clinical testing, Acasti is ramping up Good Manufacturing Practices (GMP) production of CaPre® to ensure sufficient supplies are available," highlighted Pierre Lemieux, PhD, Acasti's Chief Operating Officer.

Third Quarter Financial Results

  Revenues were $29,000 for the third quarter ended November 30, 2014, versus $28,000 for the quarter ended November 30, 2013
  Research and development (R&D) expenses were $1,749,000 for the quarter, versus $1,279,000 in the prior year
  Adjusted EBITDA was negative $(2,099,000) for the quarter, versus negative $(1,574,000) in the prior year
  Net earnings were $3,012,000 for the quarter, versus a net loss of $(3,856,000) in the prior year.

Sales continue to be generated from the commercialization of Onemia®, the Corporation's medical food product. Acasti relies on a limited number of distributors and clients and therefore revenues may vary significantly from quarter to quarter.

The year-over-year decrease in adjusted EBITDA was largely due to an increase in R&D expenses, resulting from higher professional fees and contract expenses related to Acasti's clinical trials.

The $3.0 million of net earnings recorded for the current quarter is largely due to a decrease in the fair value of Acasti's derivative warrant liability arising from its 2013 public offering. The warrants are derivative liabilities, for accounting purposes, due to the currency of the exercise price (US dollars) being different from Acasti's functional currency (Canadian dollars). The derivative warrant liabilities are required to be measured at fair value at each reporting date with changes in fair value recognized in earnings. The Corporation uses the Black-Scholes pricing model to determine fair value.

Year-to-Date Financial Results

  Revenues were $92,000 for the nine months ended November 30, 2014, versus $301,000 for the corresponding period ended November 30, 2013.
  Research and development (R&D) expenses were $4,771,000 for the nine-month period, compared to $3,584,000 in the prior year
  Adjusted EBITDA was negative $(6,244,000) for the current year-to-date, versus negative $(4,607,000) in the prior year
  Net earnings were $656,000, versus a net loss of $(9,059,000) in the prior year.

The nine-month year-over-year variances are mainly attributable to the same factors highlighted above for the three-months ended November 30, 2014.

NASDAQ Notification Regarding Minimum Bid Requirements

On November 7, 2014 Acasti received notification from the NASDAQ Listing Qualifications Department for failing to maintain a minimum bid price of US$1.00 per share for 30 consecutive business days. This notification has no immediate effect on the listing of Acasti's shares and the Corporation has 180 calendar days, or until May 6, 2015, to regain compliance. Acasti's shares must close at US$1.00 per share or more for a minimum of ten (10) consecutive business days to regain compliance.

If Acasti does not regain compliance within the initial 180-day period, it may be eligible for an additional 180 calendar days to regain compliance. The Corporation is currently evaluating all available options to resolve the deficiency and regain compliance with the Minimum Bid Price Rule.

About Acasti Pharma Inc.

Acasti is an emerging biopharmaceutical company focused on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment and prevention of certain cardiometabolic disorders, in particular abnormalities in blood lipids, also known as dyslipidemia. Because krill feeds on phytoplankton (diatoms and dinoflagellates), it is a major source of phospholipids and polyunsaturated fatty acids ("PUFAs"), mainly eicosapentaenoic acid ("EPA") and docosahexaenoic acid ("DHA"), which are two types of omega-3 fatty acids well known to be beneficial for human health. CaPre®, currently Acasti's only prescription drug candidate, is a highly purified omega-3 phospholipid concentrate derived from krill oil and is being developed to help prevent and treat hypertriglyceridemia, which is a condition characterized by abnormally high levels of triglycerides in the bloodstream. ONEMIA®, a medical food and currently Acasti's only commercialized product, is a purified omega-3 phospholipid concentrate derived from krill oil with lower levels of phospholipids, EPA and DHA content than CaPre®.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Acasti to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Acasti's latest Annual Information Form, which also forms part of Acasti's latest annual report on Form 20-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Acasti's website at acastipharma.com (the "AIF"). All forward-looking statements in this press release are made as of the date of this press release. Acasti does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Acasti's public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CONTACT: Acasti Contact:
         Andre Godin
         Interim President & CEO
         Interim CFO Acasti
         +1.450.687.2262
         a.godin@neptunebiotech.com
         acastipharma.com

         John Ripplinger
         Investor Relations
         +1.450.687.2262
         j.ripplinger@acastipharma.com
         acastipharma.com